HC INNOVATIONS, INC.
                         Six Corporate Drive, Suite 420
                                Shelton, CT 06484

                                                                October 20, 2006


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 6010
Attention: Mr. Zafar Hasan

           Re:   HC Innovations, Inc. (the "Company")
                  Form 10-SB
                  Filed August 24, 2006
                  File Number 0-52197
                  Withdrawal of Registration

Ladies and Gentlemen:

         In response to your letter of September 21, 2006 concerning the above filing, please be advised that although the Company intends to pursue the registration of its common stock, the Company anticipates that it will be unable to file, prior to the time when the above registration statement automatically becomes effective, an amendment to the Form 10-SB that responds to all of the comments contained in your letter.

         Accordingly, in order to avoid having the registration statement automatically become effective before it can be appropriately amended to respond to your comments, we are hereby withdrawing the above registration statement.

          The Company expects to file a new registration statement in the near future.

         If you have any questions or comments concerning this letter, please contact the undersigned at (203) 925-9600.

         Thank you for your assistance in this matter.

                                             HC Innovations, Inc.

                                             By: /s/JEFFREY L. ZWICKER
                                                 ------------------------------
                                                 Jeffrey L. Zwicker
                                                 Chief Financial Officer